UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S ACQUISITIONS OF DELL SYSTEMS CORPORATION AND OTHER COMPANIES, AND IT SERVICES-RELATED ASSETS

On November 3 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding NTT DATA Corporation’s acquisitions of Dell Systems Corporation and other companies, and IT services-related assets.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name: Takashi Ameshima
Title: Vice President
Investor Relations Office

Date: November 3, 2016

November 3, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT DATA Corporation’s Acquisitions of Dell Systems Corporation and Other

Companies, and IT Services-Related Assets

NTT DATA Corporation (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today that it has completed the acquisition of over 98% (asset value base) of Dell Services (Dell Systems Corporation, Dell Technology & Solutions Limited and Dell Services Pte. Ltd. and Dell Group’s IT services-related assets mainly in North America) by NTT DATA. For more details, please see the attached press release by NTT DATA.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-6838-5481
Fax: +81-3-6838-5499

November 3, 2016

Company Name: NTT DATA Corporation

Representative: Toshio Iwamoto, President and Chief Executive Officer

(Code: 9613, First section Tokyo Stock Exchange)

Contact: Keisuke Kusakabe, Head of IR Finance Office

Phone: +81-3-5546-9962

Notice Regarding Acquisition of Dell Systems Corporation and Other Companies,

and IT Services-Related Assets

On March 28, 2016, NTT DATA Corporation (Representative Director and President: Toshio Iwamoto; headquartered in Kotou-ku, Tokyo, Japan) (“NTT DATA”) announced a “Notice Regarding Acquisition of Dell Systems Corporation and Other Companies, and IT Services-Related Assets” (with the companies and assets to be acquired collectively referred to as “Dell Services”). Pursuant to the information in this notice, NTT DATA has been progressing its application procedures with the authorities in each relevant country and has been identifying and determining the target acquisition assets across various countries. With a few exceptions, NTT DATA has obtained the necessary approvals from the authorities in the relevant countries and now announces that as of November 2, 2016 (Central Daylight Time), it has completed the acquisition of over 98% (asset value base) of Dell Services by NTT DATA. NTT DATA expects to complete the entire transfer within the fiscal year ending March 31, 2017.

1. Acquisition of Dell Services

(1) Details of Dell Services

① Main Business Activities

Dell Services includes Dell Systems Corporation, Dell Technology & Solutions Limited, Dell Services Pte. Ltd. and Dell Group’s IT services-related assets mainly in North America.

② Results of Business Operations of Dell Services

Fiscal Year Ended January 31, 2016 (U.S. Dollars)
Sales	2,818 million
Operating Income	116 million

③ Assets of Dell Services

As of January 31, 2016 (U.S. Dollars)
Total Assets	1,944 million

④ Acquisition Price of Shares and Business Segments Acquired:    US$3,039 million

Advisory and Other Costs:    US$36 million (estimate)

(2) Details of Acquired Assets on November 2, 2016 (CDT)

① Acquisition Method

NTT DATA acquired 100% of the outstanding shares of Dell Systems Corporation through its U.S. subsidiary, NTT DATA, Inc. NTT DATA also acquired 100% of the outstanding shares of Dell Technology & Solutions Limited and Dell Services Pte. Ltd. through its Dutch subsidiary, NTT DATA Services International Holdings B.V.

In addition, NTT DATA acquired Dell Group’s IT services-related assets mainly in North America through its subsidiaries, NTT Data International L.L.C., NTT DATA, Inc. and NTT DATA Services International Holdings B.V. Among these acquired assets, the majority of the assets in North America were transferred from Dell Marketing L.P. and certain of Dell’s U.S. subsidiaries to NTT Data International L.L.C. and NTT DATA, Inc. by acquiring U.S. Services L.L.C., which was established by Dell Marketing L.P. on April 13, 2016, after Dell Marketing L.P. and certain of Dell’s U.S. subsidiaries transferred such assets to U.S. Services L.L.C.

② Results of Business Operations of Business Segments Acquired

Fiscal Year Ended January 31, 2016 (U.S. Dollars)
Sales	2,662 million
Operating Income	92 million

③ Assets of Business Segments Acquired

As of January 31, 2016 (U.S. Dollars)
Total Assets	1,901 million

④ Acquisition Price of Shares and Business Segments Acquired

US$2,999 million

2. Outlook

The future outlook is currently under detailed review. NTT DATA will announce such outlook as soon as its review is complete.

(Reference) Forecasts for the Consolidated Results for the Fiscal Year Ending March 31, 2017

(as announced on May 10, 2016) and Consolidated Results for the Year Ended March 31, 2016

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income Attributable to Owners of Parent
Forecasts of Consolidated Results for the year ending March 31, 2017	1,650,000	105,000	99,000	58,000
Consolidated business results for the year ended March 31, 2016	1,614,897	100,885	98,158	63,373

For further inquiries, please contact (media relations):

NTT DATA Corporation

Public Relations Department

Phone: +81-3-5546-8051